SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

March 8, 2024

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

BANCO MACRO S.A.

NOTICE OF SHAREHOLDERS’ MEETING

The Board of Directors of Banco Macro S.A. calls for a General and Special Shareholders’ Meeting to be held in person on April 12th 2024, at 11:00 AM (Buenos Aires Time), at the offices located at Avenida Eduardo Madero 1172, Autonomous City of Buenos Aires, this not being the Company's principal place of business, to discuss the following Agenda:

AGENDA

1)	Appoint three shareholders to sign the Minutes of the Shareholders’ Meeting.
2)	Evaluate the documentation provided for in section 234, subsection 1 of Law No. 19550, for the fiscal year ended December 31st 2023.
3)	Evaluate the management of the Board and the Supervisory Committee.
4)	Application of the retained earnings as of December 31st 2023. Total Retained Earnings expressed in constant currency as of December 31st 2023, are AR$ 587,913,904,870 which are to be applied as follows: a) AR$ 117,460,820,732 to the Legal Reserve fund; b) AR$ 1,737,775,623 to the Personal Asset Tax on Business Companies (Impuesto a los Bienes Personales Sociedades y Participaciones); and c) AR$ 468,715,308,515 to the Optional Reserve Fund for Future Distribution of Profits, pursuant to Communique “A” 6464 and supplementary provisions of Banco Central de la República Argentina (Central Bank of the Republic of Argentina).
5)	Separate a portion of the Optional Reserve Fund for Future Distribution of Profits, in order to allow the application of AR$ 294,130,167,680 to the payment of a cash dividend or dividend in kind, in this case valued at market price, or in any combination of both alternatives, subject to prior authorization by the Central Bank of the Republic of Argentina. Please be advised that the dividend shall be subject to a 7% withholding established under section 97 of the Argentine Income Tax Law, as revised in 2019. Delegation to the Board of Directors of the powers to release of the Reserve and establish the date, currency and other applicable payment terms and conditions in accordance with the delegation provided for by the Shareholders’ Meeting. Amount expressed in constant currency as of December 31st 2023.
6)	Evaluate the remunerations of the members of the Board of Directors for the fiscal year ended December 31st 2023 within the limits as to profits, pursuant to section 261 of Law 19550 and the Rules of the Comisión Nacional de Valores (Argentine Securities Exchange Commission).
7)	Evaluate the remunerations of the members of the Supervisory Committee for the fiscal year ended December 31st 2023.
8)	Evaluate the remuneration of the independent auditor for the fiscal year ended December 31st 2023.
9)	Appoint five regular directors who shall hold office for three fiscal years to fill the vacancies existing due to the expiration of the relevant terms of office.
10)	Appoint one regular director who shall hold office for one fiscal year to fill the vacancy generated by the resignation of Mr. Guillermo Merediz and one alternate director who shall hold office for one fiscal year to fill the vacancy generated by the resignation of Mr. Delfín Jorge Ezequiel Carballo and complete the terms of their offices.
11)	Establish the number and designate the regular and alternate members of the Supervisory Committee who shall hold office for one fiscal year.
12)	Appoint the independent auditor for the fiscal year ending December 31st 2024.
13)	Determine the auditing committee’s budget.
14)	Authorize any acts, proceedings and filings aimed at obtaining the administrative approval and registration of the resolutions adopted at the Shareholders’ Meeting.

THE BOARD OF DIRECTORS

NOTES: Be advised that: (i) when considering item 5 of the Agenda, the Shareholders’ Meeting shall be held as a Special Meeting; (ii) in order to be able to participate in the Meeting, by April 8th 2024, the shareholders must submit by email addressed to asambleabancomacro@macro.com.ar the following: (a) proof of the book-entry share account issued by Caja de Valores S.A. and prove their identity and legal capacity, as the case may be; (b) name and surname or corporate name, document type and number of the individuals or registration data of the legal entities or companies, expressly indicating the registry in which they are registered and the jurisdiction, and domicile and capacity. The same information must be provided by anyone who intends to attend the Meeting as representative of the owner of the shares; and (c) when applicable, Shareholders shall comply with the provisions under Title II, Chapter II, Sections 25 and 26 of the Rules of the Argentine Securities Exchange Commission.  In addition, Shareholders that are companies or other legal entities, either local or foreign, shall inform the name and surname, nationality, real domicile, date of birth, ID or passport number, CUIT, CUIL or other taxpayer ID number or professional registration number of their end beneficiaries.

Be advised that no person declared incompetent under section 10 of the Financial Entities Law No. 21526 and/or under the Revised Text “Financial Entity Authorities” issued by the Central Bank of the Republic of Argentina may be nominated as candidate to hold office as member of the Board or the Supervisory Committee.

Jorge Pablo Brito
Chairman

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 8, 2024

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer